Exhibit 99.4

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Report of Independent Auditors on the Reconciliation to Generally Accepted Accounting
Principles in the United States

To the Board of Directors
of Alliance Atlantis Communications Inc.

Our audits of consolidated financial statements referred to in our report dated June 17, 2003 appearing in this Form 40-F of Alliance Atlantis Communications Inc. also included an audit of the Reconciliation to Generally Accepted Accounting Principles in the United States, that is included within this Form 40-F. In our opinion, this Reconciliation to Generally Accepted Accounting Principles in the United States, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Chartered Accountants

Toronto, Canada,
June 17, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other members firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
Reconciliation to Generally Accepted Accounting Principles (GAAP) in the United States

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following schedule presents the material adjustments and/or additional disclosures which would be required in order to present the financial statements in accordance with United States GAAP as required by the United States Securities and Exchange Commission (SEC).

Under United States GAAP, the net earnings (loss) and earnings (loss) per common share figures for the years ended March 31, 2003, 2002 and 2001 and the shareholders' equity as at March 31, 2003 and 2002 would be adjusted as follows (in millions of Canadian dollars, except per share amounts):

	Net Earnings (loss)			Shareholders' Equity
	2003	2002	2001	2003	2002
		(revised)	(revised)		(revised)
Canadian GAAP	(18.8)	27.5	11.8	519.1	532.1
Adjustment to development costs and investment in scripts, net of income taxes of nil (2002 — nil; 2001 — $3.1) (a)	—	—	(4.1)	—	—
Adjustment to revenue with respect to television licence agreements, net of income taxes of nil (2002 — nil; 2001 — $0.3) (b)	—	—	2.0	—	—
Adjustment to reclassify related party loan to equity (c)	—	—	—	(1.9)	(1.9)
Adjustment to equity accounting for long-term investments (d)	5.9	(0.3)	(5.3)	(1.9)	(7.8)
Gains on dilution of investments in affiliated companies (e)	—	(11.5)	(0.5)	—	—
Income taxes recorded at enacted rates (f)	—	1.7	(1.7)	—	—
Benefit realized on production financing arrangements, net of income taxes of $1.3 (2002 — $1.3; 2001 — $0.2) (g)	(1.0)	(3.4)	(1.8)	(6.2)	(5.2)
Adjustment to accounting for jointly controlled productions, net of income taxes of $1.3 (2002 — 0.6; 2001 — 0.4) (h)	(11.7)	(5.5)	(3.1)	(20.3)	(8.6)
Gain on settlement of derivative, net of tax of nil (2002 — $0.6; 2001 — nil) (i)	—	0.9	—	0.9	0.9

United States GAAP, excluding the cumulative effect of adoption of new accounting pronouncement	(25.6)	9.4	(2.7)	489.7	509.5
Other comprehensive earnings adjustments (p)	—	—	—	1.0	—
Cumulative effect of adoption of new accounting pronouncement, net of income taxes of nil (2002 — $66.8) (i)	—	(234.2)	—	—	—

United States GAAP	(25.6)	(224.8)	(2.7)	490.7	509.5

United States GAAP Earnings (loss) per common share, excluding the cumulative effect of adoption of new accounting pronouncement (j)
Basic	$(0.60)	$0.24	$(0.09)
Diluted	$(0.60)	$0.24	$(0.09)

United States GAAP Earnings (loss) per common share (j)
Basic	$(0.60)	$(5.68)	$(0.09)
Diluted	$(0.60)	$(5.68)	$(0.09)

The accompanying notes form an integral part of this reconciliation.

The following table reconciles the numerators and denominators of the basic and diluted earnings (loss) per common share computation.

	2003	2002		2001
		(revised) (A)	(revised) (B)	(revised)
Numerator for basic earnings (loss) per common share:
Net earnings (loss) in accordance with US GAAP	(25.6)	9.4	(224.8)	(2.7)
Denominator used for basic earnings (loss) per common share:	42.7	39.6	39.6	31.7

Basic earnings (loss) per common share — US GAAP	$(0.60)	$0.24	$(5.68)	$(0.09)

Numerator for diluted earnings (loss) per common share:
Earnings (loss) used in computing basic earnings (loss) per common share	(25.6)	9.4	(224.8)	(2.7)
Interest on convertible debentures	—	0.4	—	—

Earnings (loss) used in computing diluted earnings per common share	(25.6)	9.8	(224.8)	(2.7)
Denominator for diluted earnings (loss) per common share:
Weighted average number of shares	42.7	39.6	39.6	31.7
Convertible debentures	—	0.5	—	—
Stock options	—	0.1	—	—

Shares used in computing diluted earnings (loss) per common share	42.7	40.2	39.6	31.7

Diluted earnings (loss) per common share — US GAAP	$(0.60)	$0.24	$(5.68)	$(0.09)

(A)
Basic and diluted earnings per common share are based on earnings before cumulative effect of change in accounting pronouncement.

(B)
Basic and diluted loss per common share are based on the loss after cumulative effect of change in accounting pronouncement.

In fiscal 2003, fiscal 2002 (B) and fiscal 2001, the effect of potentially dilutive stock options and convertible debentures were excluded from the computation of diluted loss per share as they were anti-dilutive to the basic loss per share.

(a) Accounting for development costs and investment in scripts    On October 1, 2001, the Company adopted SOP 00-2 which eliminated the United States GAAP difference in accounting for development costs and investment in scripts. The adoption was accounted for retroactively to April 1, 2001 without restatement of prior years. In prior years, for purposes of the United States GAAP reconciliation, the Company followed the Statement of Financial Accounting Standards No. 53 "Financial Reporting by Producers and Distributors of Motion Picture Films" (SFAS 53). Under SFAS 53, expenditures associated with the development of stories and scenarios were expended as incurred while expenditures for properties such as film rights to books, stage plays and original screenplays were expensed if the property had been held for three years and had not been set for production. Under Canadian GAAP, development costs and investment in scripts were previously amortized over three years commencing in the year following the year such costs were incurred. The net difference of the two adjustments was disclosed as a United States GAAP reconciling item.

(b) Revenue recognition from television licence agreements    The adjustment for fiscal 2001 reflected the recognition of licence agreements when the licence period began subsequent to September 1998 and revenue was recognized prior to that date under the previous policy, whereby, revenue from licence agreements for television programs was recognized at the time the licence agreements were executed instead of at the time the licence period began.

With the adoption of SOP 00-2 during fiscal 2002, there continues to be no difference between Canadian GAAP and United States GAAP.

(c) Accounting for related party loan    Under United States GAAP, amounts receivable from officers in respect of share purchase loans are deducted from shareholders' equity. (See note 26(e) of the Company's consolidated financial statements.)

(d) Accounting for long-term investments    Under United States GAAP, when an investment that was previously accounted for on other than the equity method becomes qualified for the use of the equity method, the investment, results of operations for the current and prior periods and the retained earnings of the Company are adjusted retroactively as if the Company had applied the equity method for its proportionate interest in prior periods. Under Canadian GAAP, no retroactive adjustment is made when an investment qualifies under the equity method.

As explained in note 5 of the Company's consolidated financial statements, in 2003, the Company ceased to use the equity method under both Canadian and United States GAAP for its investment in Headline Media Group Inc. ("HMG") and reflected an impairment charge for an other than temporary impairment. Commencing in November 2001, the investment in HMG qualified for equity accounting. As a result of ceasing to use the equity method of accounting, the investment in HMG was classified as an available for sale investment. Under Canadian GAAP, available for sale investments are carried at cost (less an impairment in value that is other than temporary), whereas under United States GAAP, available for sale investments are carried at market with any unrealized gains or losses reported in comprehensive earnings to the extent that unrealized losses do not represent an impairment in value that is other than temporary. As a result of the difference noted in the preceding paragraph, the Company's proportionate share of losses prior to November 2001 have been reflected and the impairment charge reported under Canadian GAAP has been reduced by $5.9. In addition, unrealized gains subsequent to the date of the impairment have been reflected in comprehensive earnings in note (p).

In addition, the Company's investment in ExtendMedia Inc. qualified for the use of the equity method in May 2002 and the Company's proportionate share of losses prior to May 2002 have been reflected.

(e) Gains on dilution of investments in affiliated companies    Under Canadian GAAP, the Company accounts for its gains on dilution from the issuance of shares by HMG and Discovery Health Channel as a component of earnings. Under United States GAAP, the dilution gain is included as an equity transaction in the Company's shareholders' equity.

(f) Income taxes at enacted rates    Under Canadian GAAP, future tax assets and liabilities are recorded using the substantively enacted rates in effect for the periods in which it is expected that they will be realized. Under United States GAAP, the effects of changes in rates are not recognized until that date of enactment.

(g) Production financing arrangements    The Company enters into various production financing arrangements which include repayment of certain amounts in future periods through loans or lease arrangements and providing the counter party with certain rights to the related production. Under Canadian GAAP, the proceeds received are allocated to the financing element, which is recorded at fair value, and to the contribution for rights at residual value. These contributions are recorded as a reduction of investment in film and television programs. Under United States GAAP, the proceeds are allocated to the two elements based on their relative fair values. Accordingly, interest expense and amortization of the investment in film and television programs differs.

In addition, as disclosed in note 23(g), for certain arrangements, under Canadian GAAP, the financing element has been accounted for as being extinguished through an in-substance defeasance. Under United States GAAP, liabilities are not considered to be extinguished through an in-substance defeasance. Accordingly for United States GAAP, the Company would report restricted cash and a corresponding liability of $154.3 (2002-$84.1).

(h) Jointly controlled productions    For United States GAAP purposes, license fees and contributions made by a third party to a jointly-controlled production are deducted from investment in film and television programs whereas under Canadian GAAP, the contributions are deducted from investment in film and television programs and the license fee is recognized as revenue. The effects of this difference on selected line items are as follows:

	2003	2002	2001
		(revised)	(revised)
Reduction of revenue	(47.8)	(19.7)	(14.7)
Reduction in amortization of film costs	(34.8)	(13.6)	(11.2)
Reduction of investment in film and television programs	(33.9)	(13.9)	(5.2)
Reduction in liabilities related to participation costs	(9.5)	(4.3)	(1.7)

In accordance with a review of the accounting treatment of the Company's television productions as part of the annual audit process, it was concluded that the previous accounting under both Canadian and United States GAAP for the license fees paid and contributions made by a third party to the jointly controlled production, that had been reported as revenues, should be revised. For Canadian GAAP purposes, the revision to the previous accounting is discussed in note 27 of the Company's consolidated financial statements. For United States GAAP purposes, an additional revision has been made to reflect the Company's pro rata share of license fees recognized as revenue under Canadian GAAP as a deduction from investment in film and television programs. The effects of these revisions on previously reported US GAAP information for the years ended March 31, 2002 and 2001 are as follows:

	2002	2001
Reduction in net earnings, net of income taxes of 2002 — $2.8; 2001 — $1.9	(25.0)	(16.4)
Reduction in earnings per common share — basic	$(0.63)	$(0.52)
Reduction in earnings per common share — diluted	$(0.63)	$(0.52)
Reduction in shareholders equity	(41.4)	(16.4)

(i) Adoption of new accounting pronouncement    In fiscal 2002, the Company adopted Statement of Position 00-2 "Accounting by Producers or Distributors of Films" which, under Canadian GAAP, was accounted for retroactively to April 1, 2001 without restatement of prior years, resulting in a $253.9 reduction in opening retained earnings, net of tax. Under United States GAAP, the cumulative effect of changes in accounting principles caused by adopting the provisions of SOP 00-2 is included in the determination of net earnings. A cumulative amount of $20.6, net of tax, was previously adjusted for under United States GAAP related to development costs.

In addition, during fiscal 2002 the Company adopted Statement of Financial Accounting Standard 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". Under United States GAAP, the cumulative effect of changes in accounting principles caused by adoption of this standard is included in determining net earnings. The cumulative effect at April 1, 2001 amounted to a loss of $0.9, net of tax of $0.6. There was no such charge recorded under Canadian GAAP. The Company subsequently recognized these losses for Canadian GAAP purposes.

(j) Earnings (loss) per common share    On April 1, 2001, the Company retroactively adopted the revised CICA Handbook Section 3500, "Earnings per Share" whereby the treasury stock method is used to calculate diluted earnings per share. The adoption of this Section eliminated the difference between United States and Canadian GAAP.

(k) Accounting for tax credits    Under Canadian GAAP, tax credits earned are included in revenue. Accounting Principles Board Opinion No. 4, "Accounting for the Investment Credit" requires tax credits to be presented as a reduction of income tax expense. The corresponding impact would be a reduction of revenue and of income tax expense by $19.1 (2002 — $40.5; 2001 — $51.4).

(l) Interest    The Company includes amortization of interest previously capitalized in interest expense. Under United States GAAP, amortization of interest previously capitalized is included in operating expenses. (See note 15 of the Company's consolidated financial statements.)

(m) Discount on senior subordinated notes    Under Canadian GAAP, the discount of approximately $1.4, resulting from the fiscal 2001 issue of US$95 million in senior subordinated notes, is included in other assets. Under United States GAAP, it is included as a reduction of the senior subordinated notes.

(n) Accounting for joint ventures    For the purpose of reporting under United States GAAP, companies are required to equity account for joint ventures and investments over which they have significant influence. As disclosed in note 18, Joint Ventures, the Company proportionately consolidates its joint ventures under Canadian GAAP. In accordance with SEC Release 33-7053, the Company has omitted the differences in classification that result from using proportionate consolidation in the reconciliation to United States GAAP. Refer to note 18, Joint Ventures, for the Company's proportionate share of the total assets, liabilities and results of operations and cash flow of these joint ventures.

(o) Goodwill and other intangible assets    On April 1, 2001, the Company adopted the Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" for United States GAAP purposes and CICA Section 3062 "Goodwill and Other Intangible Assets" for Canadian GAAP purposes. Both pronouncements changed the accounting for goodwill and broadcast licences from an amortization method to an impairment-only approach. Thus, amortization of the Company's goodwill and broadcast licences ceased upon adoption. The following is the pro forma effect had the year ended March 31, 2001 been subject to the new pronouncements:

2001
Reported net loss under United States GAAP	(2.7)
Amortization of goodwill	2.7
Amortization of broadcast licences	1.9

Adjusted net earnings under United States GAAP	1.9

Basic loss per common share under United States GAAP	(0.09)
Amortization of goodwill	0.08
Amortization of broadcast licences	0.06

Adjusted basic earnings per common share under United States GAAP	0.05

Diluted loss per common share under United States GAAP	(0.09)
Amortization of goodwill	0.08
Amortization of broadcast licences	0.06

Adjusted diluted earnings per common share under United States GAAP	0.05

The Company also has other definite life broadcast intangible assets representing direct costs incurred to obtain carriage for the Company's digital specialty television channels launched in fiscal 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels. These intangible assets are amortized over the life of the respective agreements. During the year the Company recorded amortization related to these assets totaling $2.6 (2002 — 1.4; 2001 — nil). The Company expects that $2.5 of these assets will be amortized during fiscal 2004, $1.8 during fiscal 2005, $1.4 during fiscal 2006, $1.4 during fiscal 2007 and $0.6 during fiscal 2008.

(p) Consolidated statements of comprehensive earnings (loss)    The Company's comprehensive earnings (loss) determined in accordance with United States GAAP would be as follows:

  (i)
  Comprehensive earnings (loss) — current periods:

	2003	2002	2001
Net loss for the year under United States GAAP	(25.6)	(224.8)	(2.7)
Other comprehensive earnings (loss):
Unrealized losses net of unrealized gains on portfolio investments, net of tax of nil (2002 — nil; 2001 — nil)	(12.5)	—	—
Reclassification adjustment on portfolio investments, net of tax of nil (2002 — nil; 2001 — nil)	13.5	—	—
Foreign currency translation adjustment	5.0	(5.0)	(12.0)

Comprehensive loss	(19.6)	(229.8)	(14.7)

  (ii)
  Other comprehensive earnings (loss) — accumulated balances:

	2003	2002	2001
Balance, beginning of year	(17.0)	(12.0)	—
Change for the year	6.0	(5.0)	(12.0)

Balance, end of year	(11.0)	(17.0)	(12.0)

The accumulated balances of the components of other comprehensive earnings (loss) are as follows:

	2003	2002	2001
Unrealized gains on portfolio investments	1.0	—	—
Foreign currency translation adjustment	(12.0)	(17.0)	(12.0)

Accumulated other comprehensive losses	(11.0)	(17.0)	(12.0)

Comprehensive earnings (loss) are measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This standard defines comprehensive earnings (loss) as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive earnings does not exist under Canadian GAAP.

(q) Accounting for stock options and share issuances    On April 1, 2002, the Company adopted for Canadian GAAP the fair value based method of accounting for employee-based stock options for options granted after April 1, 2002. Prior to April 1, 2002, under Canadian GAAP, the Company did not recognize any expense for stock options granted to employees. As provided under Statement of Financial Accounting Standards No, 148, Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123, the Company adopted the fair value based method for US GAAP on a prospective basis. Prior to adopting the fair value based method for United States GAAP, the Company applied the intrinsic value method. Accordingly for options granted from January 1, 1995 to March 31, 2002, the following information is provided.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions used for stock options granted: expected dividend yield of 0.0% (2002 — 0.0%; 2001 — 0.0%), expected volatility of 45% (2002 — 50%; 2001 — 50%), risk-free interest rate of 4.5% (2002 — 4.7%; 2001 — 5.7%) and expected life of 5.0 years (2002 — 5.0 years; 2001 — 5.0 years). The fair value of the stock options granted during the year was $2.1 (2002 — $5.8; 2001 — $5.1). The resulting compensation expense in 2003 would have been $3.3 (2002 — $4.2; 2001 — $4.1). The resulting pro forma net earnings (loss) and basic and diluted earnings (loss) per share for the years ended March 31, 2003, 2002 and 2001 are as follows:

	2003	2002		2001
		(revised) (A)	(revised) (B)	(revised)
Net earnings (loss), as reported under United States GAAP	(25.6)	9.4	(224.8)	(2.7)
Add: stock-based employee compensation expense included in reported net earnings, net of income taxes of nil (2002 — nil, 2001 — nil)	0.2	—	—	—
Less: total stock-based employee compensation expense determined under the fair value based method for all awards, net of income taxes of nil (2002 — nil, 2001 — nil)	(3.3)	(4.2)	(4.2)	(4.1)

Pro forma net earnings (loss)	(28.7)	5.2	(229.0)	(6.8)

Earnings (loss) per share:
Basic — as reported	$(0.60)	$0.24	$(5.68)	$(0.09)
Basic — pro forma	$(0.67)	$0.13	$(5.78)	$(0.21)
Diluted — as reported	$(0.60)	$0.24	$(5.68)	$(0.09)
Diluted — pro forma	$(0.67)	$0.13	$(5.78)	$(0.21)

(A)
Basic and diluted earnings per common share are based on earnings before cumulative effect of change in accounting pronouncement.

(B)
Basic and diluted loss per common share are based on the loss after cumulative effect of change in accounting pronouncement.

(r) Consolidated statements of cash flows    The Company's consolidated statement of cash flows is prepared in accordance with Canadian GAAP, which is consistent with the principles for cash flow statements in International Accounting Standard No. 7. Accordingly, as permitted by the SEC, a reconciliation of cash flows to United States GAAP has not been provided.

(s) Continuity of qualifying reserves    In accordance with Article 12 of regulation S-X, the Company has set out details of the following reserves:

	2003	2002	2001
Reserve for Accounts receivable and Loans receivable
Balance, beginning of year	13.1	9.9	8.7
Balance acquired through acquisitions	—	—	—
Charged to costs and expenses	—	3.2	1.2
Charged to other accounts	—	—	—
Deductions	(0.3)	—	—

Balance, end of year	12.8	13.1	9.9

	2003	2002	2001
Reserve for Future Income Taxes
Balance, beginning of year	14.2	—	—
Balance acquired through acquisitions	—	—	—
Charged to costs and expenses	9.5	—	—
Charged to other accounts	—	14.2	—
Deductions	—	—	—

Balance, end of year	23.7	14.2	—

(t) Unusual items    For Canadian GAAP purposes, the Company has presented certain unusual items outside of operating earnings, whereas under United States GAAP, items of this nature are to be included in operating earnings. (See note 11 of the Company's consolidated financial statements).

(u) Income taxes    United States GAAP requires additional disclosures of the domestic and foreign components of income tax expense. These amounts are as follows:

	2003	2002	2001
Income tax expense:
Current
Canada	9.5	5.7	3.6
Foreign	3.8	(5.6)	23.7
Deferred
Canada	5.1	8.0	(17.0)
Foreign	(0.3)	(1.7)	—

	18.1	6.4	10.3

Additionally, United States GAAP requires earnings (loss) before income taxes to be presented by geographic location. This information is presented in the following table:

	2003	2002	2001
Canada	(40.0)	21.5	(43.2)
Foreign	39.3	12.4	65.3

	(0.7)	33.9	22.1

(v) Accounts payable and accrued liabilities    United States GAAP requires additional disclosures with respect to accounts payable and accrued liabilities. Trade payables and accrued liabilities as shown in note 21 of the Company's consolidated financial statements are further disaggregated as follows:

	2003	2002
Accrued liabilities	67.1	50.4
Trade payables	50.3	37.3
Long term liabilities pertaining to the acquisition of certain broadcast intangible assets	8.7	10.8
Accrued interest	16.7	18.1
Provision for video/DVD returns	26.3	17.5

	169.1	134.1

(w) New accounting standards

SFAS No. 143 — Accounting for asset retirement obligations    In June 2001, the Financial Accounting Standards Board (FASB) approved Statement No. 143, "Accounting for Asset Retirement Obligations". The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS 143 is applicable for years beginning after June 15, 2002. The Company has not yet determined the effect that the adoption will have on its financial statements.

SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets    In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For purposes of its reconciliation to United States GAAP, the Company is required to adopt Statement No. 144 as of April 1, 2003. The Company does not expect the adoption of this standard to have a material impact on results of operations or financial position.

SFAS No. 148 — Stock Based Compensation    In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123." SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has included the disclosures required by SFAS 148 in section (q) of this Reconciliation to United States GAAP.

SFAS No. 149 — Derivative instruments and hedging activity amendments to FAS 133    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company has not yet determined the effect that the adoption will have on its financial statements

SFAS No. 150 — Accounting for financial instruments with characteristics of debt and equity    In May 2003, the FASB issued SFAS No. 150, "Accounting for financial instruments with characteristics of debt and equity". The standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company does not believe this standard will have a material impact on results of operations or financial position.

FIN 45 — Guarantees    In November 2002, the FASB issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a Company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of this standard did not have a material impact on results of operations or financial position of the Company.

FIN 46 — Consolidation of variable interest entities    In January 2003, the FASB issued Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. The Company has not yet determined the effect that the adoption will have on its financial statements.

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Consent of Independent Auditors

We hereby consent to the use in this Annual Report of Alliance Atlantis Communications Inc. on Form 40-F (the Annual Report) of our report dated June 17, 2003, relating to the consolidated financial statements of Alliance Atlantis Communications Inc. as of March 31, 2003 and 2002, and for each of the years in the three-year period ended March 31, 2003, which appear in such Annual Report. We also consent to the use in this Annual Report of our report dated June 17, 2003, relating to the Reconciliation to Generally Accepted Accounting Principles in the United States of Alliance Atlantis Communications Inc. and our Comments by Auditors for United States Readers on Canada-United States Reporting Differences, which appears in such Annual Report.

Chartered Accountants

June 17, 2003

Comments by Auditors on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes, such as the changes described in notes 2 and 27 of the consolidated financial statements and sections d), h), i) and p) of the Reconciliation to Generally Accepted Accounting Principles in the United States, that have a material effect on the comparability of the company's consolidated financial statements. Our report to the Shareholders dated June 17, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference in the auditors' report to such items when they are properly accounted for and disclosed in the financial statements and the Reconciliation to Generally Accepted Accounting Principles in the United States.

Chartered Accountants

June 17, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other members firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.